UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June/2006

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director's share interests




30 June 2006



Pearson plc - Director's share interests



Pearson announces that Marjorie Scardino, chief executive, has acquired an interest in ordinary shares in Pearson.


She has chosen to exchange GBP137,952 of her current unfunded pension entitlement for ordinary shares of Pearson. This election is not reversible. This adds to the GBP641,882 of pension entitlement that she elected to exchange for Pearson shares in 2004.


The number of shares was set at the mid-market value of Pearson shares at the close of business yesterday.


This change does not represent any alteration in the company's pension obligations or compensation to Marjorie Scardino. Further details of these arrangements are set out in the company's Report and Accounts to shareholders.


Ends


For more information:


Luke Swanson: +44 (0)20 7010 2310



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 June 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary